

April 23, 2013

Via E-mail
Wayne Harding
Chief Financial Officer
Two Rivers Water & Farming Company
2000 South Colorado Blvd.
Tower 1, Suite 3100
Denver, CO 80222

> **Re: Two Rivers Water & Farming Company**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed April 17, 2013**
> **File No. 000-51139**

Dear Mr. Harding:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Please revise your proxy statement to include a shareholder advisory vote to approve the compensation of your named executive officers, as disclosed in your proxy statement pursuant to Item 402 of Regulation S-K, and a shareholder advisory vote as to whether the shareholder vote to approve the named executive officer compensation should occur every 1, 2, or 3 years. Refer to Rule 14a-21 of Regulation 14A and Item 24 of Schedule 14A.

Notice of Annual Meeting of Shareholders, page 2

2. Please revise to disclose in proposal 3, if true, that the board may cause a reverse stock split "within the range of not less than 1-for-2 and not more than 1-for-3." Refer to page 28 of your preliminary proxy statement. In addition, please revise to add this disclosure

in the General section on page 23, in your Determination of Ratio section on page 24 and in Proposal 3 on your proxy card.

Dissenter's Rights, page 4

3. We not your disclosure on page 4 that shareholders "may be entitled to dissenter's rights in the event that shareholders approve Proposal Three and the Company's Board of Directors does authorize a reverse stock split." This disclosure seems to contradict your disclosure on page 25 that "[b]ecause stockholders will receive shares as rounded up to the next whole share, Colorado law does not mandate that shareholders receive dissenter's rights." Please revise for consistency.

Common Questions Regarding this Proxy Statement, page 5

How do I vote, page 6

4. Please revise to provide an analysis to us as to why you believe a broker or other nominee may vote a shareholders shares for the approval of the reverse stock split in the broker's or other nominee's discretion. This vote appears to be a non-routine matter.

What vote is required to approve each proposal, page 8

5. Please revise to disclose here the vote required to approve the reverse stock split.

Proposal 3, page 23

6. Please revise to state whether you currently have any plans, agreements, arrangements, or understandings for the issuance of additional shares. In this regard, we note that you filed a registration statement on Form S-1 on February 13, 2013.

7. Please revise to disclose that the reverse stock split could have an anti-takeover effect. In addition, please revise to disclose that the reverse stock split may lead to dilution of the existing shareholders due to the increase in authorized but unissued shares.

Principal Effects of the Reverse Stock Split, page 25

8. We note your conclusion in the last sentence in the first paragraph of this section that "all shares of Common Stock will remain validly issued, fully paid and non-assessable." This is a legal conclusion that the company is not qualified to make. Please attribute the statement to counsel and provide an opinion of counsel and counsel's consent to have its opinion used in your preliminary proxy statement. Alternatively, please revise to remove this sentence.

9. You state in the second paragraph that the board <u>may</u> determine that fractional share interests created by the reverse stock split will be rounded up to the next whole share. Please revise to clarify, if true, that if as a result of the reverse stock split, a stockholder of record would otherwise hold a fractional share, the shares received by that stockholder of record <u>will</u> be rounded up to the next whole share. If this statement is not true, please revise to address the effect of stockholders receiving cash in lieu of fractional shares and revise your preliminary proxy statement for consistency. Refer to pages 27 and 28 of your preliminary proxy statement.

<u>Procedure for Effecting the Reverse Stock Split, page 28</u>

10. Your disclosure in the second paragraph of this section that the board must cause the reverse stock split to happen no later than April 15, 2014 seems to contradict your statement on page 2 that the one-time authorization expires on June 30, 2014. Please revise for consistency.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3469 with any questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief